<center>**Exhibit 3**</center>

This Form ATS-N amendment is an amendment to Part III, Item 3.a. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part III, Item 3.a.

LNI can exclude a participant from the ATS services as follows:

* LNI can exclude a participant if the participant ceases to meet any of the applicable admission criteria for the applicable participant category as set forth in the response to Item 2.b. of this Part III.
* LNI can exclude a participant based on an inadequate level of system usage. Inadequate level of system usage means that the participants trading activity does not generate sufficient revenue to cover the connectivity, market data and other costs involved in supporting the participant.
* LNI can suspend or terminate a participants participation in the Negotiation ATS in accordance with LNIs risk management processes, based on credit concerns, material disciplinary history, regulatory compliance, system and technical issues, non-compliance with the Liquidnet Trading Rules, and other factors that Liquidnet determines appropriate, subject to Liquidnet acting in a non-discriminatory manner.
* Liquidnet can determine that a participant is no longer eligible to participate as a Member but is eligible to participate as a customer based on the participant continuing to meet the customer admission and retention criteria but not the Member admission and retention criteria (for example, if a participants assets under management falls below the minimum assets under management requirement for Members).

Liquidity Watch

Liquidity Watch is a group within LNIs Compliance Department that monitors for participant non-compliance with the Liquidnet Trading Rules. Liquidity Watch maintains metrics for each participant on their system usage and monitors for patterns of conduct by participants that are adverse to other system users. Examples would be evidence detected by Liquidity Watch that a participant (i) is engaging in manipulative trading activity, or (ii) is disclosing Liquidnet trading information to a third-party broker. LNI can suspend or terminate a participants participation in the Negotiation ATS based on such activity. LNI sales and trading personnel have access to these metrics.

Automated market surveillance

LNI has implemented automated market surveillance to detect certain trading activities. The offending activities detected by automated market surveillance are as follows:

* A Member moves a match from outside to in the pool and then to outside shortly afterwards.
* A Member declines an invitation or exits a negotiation shortly after setting an indication to active.

In response to a detected offending activity, the system may, depending upon the facts of the particular situation, automatically block the offending Member from matching in the applicable symbol for the remainder of the day. The system notifies the Member and the affected contra when an automated block has been implemented. Automated blocking is an objective function of pre-determined system logic and is not dependent upon the Member involved.

An LNI Member Services Representative can remove a block instituted in accordance with this sub-section if the Sales coverage for the Member confirms that (i) there is a valid explanation for the Members actions (for example, an intervening change in the NBBO), or (ii) the Member has notified the Sales coverage that the Member is interested in trading the stock.

Conditional orders

LNI can disable a participant from sending conditional orders if LNI determines that the participants firm-up rate is too low; in making this determination, LNI takes into account whether the participants failure to firm-up is having an adverse trading cost impact on other participants.

Automated market surveillance for conditional orders by automated routing customers

When an automated routing customer that transmits conditional orders fails to firm-up for a configured number of times within a configured time period in a particular symbol, the automated routing customer is automatically blocked from matching or executing in that symbol with any contra-indications in the Negotiation ATS and/or from matching or executing in that symbol with any contra-side conditional orders in Liquidnet H2O for a configured time period.

In addition, if an automated routing customer hits a higher threshold of failing to firm-up for a configured number of times within a configured time period in one or more symbols within a trading day, an alert is generated to LNI personnel. Upon receipt of the alert, LNI personnel where LNI has blocked an automated routing customer from matching in a configurable number of symbols within a trading day pursuant to the preceding paragraph, LNI will can block all orders from that automated routing customer for the remainder of the trading day and cancel all orders received by LNI from that customer that are then outstanding.

LNI expects that automated routing customers firm-up on a significant percentage of negotiations against manual contras where the terms are agreed. The objective of the surveillance described in this sub-section is to identify and address a situation where, as a result of a technical or workflow issue, an automated routing customer is not firming-up on a significant percentage of these negotiations.

LNI can set and modify the configurations from time to time, but at any particular time the same configurations apply for all automated routing customers transmitting conditional orders. LNI sets default configurations for automated routing customers and can modify them for a specific automated routing customer (for example, based on the overall firm-up rate of the customer).

LNI can update the default configurations from time-to-time. Upon request, LNI will notify any Member or customer regarding theits applicable configurations at that time.

Match breaks

An RM can break a match when specifically requested by a Member covered by the RM, or when the RM reasonably determines that the contra is not responsive on a match and it is unlikely that the contra will take action on the match, subject to the following conditions:

* The Relationship Manager (RM) is required to notify the contras RM when proposing a match break.
* The contras RM may elect to contact the contra, in which case the first RM should hold off on any further steps until hearing back from the contras RM; if the contra is not available, or the contra indicates that he or she will not take action on the match, the contras RM should notify the Members RM, at which point the Members RM is permitted to break the match.
* In all cases, the RM is required to input through an internal LNI sales tool the reason or reasons for the match break.
* As an alternative to an RM breaking a match, an RM can request that a Member Services representative break the match.

A match break prevents the two specific indications from matching for the remainder of the trading day. At the request of a Member, LNI can undo a match break.

Symbol blocks

At the request of a Member, LNI can block the Member from matching on a specific symbol with a specific contra based on a negative trading experience with the contra in that symbol. It is LNIs policy to comply with the Members request. LNI automatically removes any symbol block at the end of the fifth trading day after the date on which the symbol block was first instituted.